212 450 4674

                May 8, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1 filed March 30, 2006
File No. 333-132860

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Long:

        This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated April 26, 2006 (the "Comment Letter") regarding the above-referenced filing on Form S-1 (the "S-1") of Aventine Renewable Energy Holdings, Inc. (the "Company").

        Set forth below are the Company's responses to the Staff's comments numbered 1 through 54, as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 1 to the S-1.

Form S-1 filed on March 30, 2006

General

1.
Please note that we will issue comments concerning your Form S-4 filed on April 3, 2006 and Form S-1 filed on March 31, 2006 by letter under separate cover. To the extent that the following comments are applicable to those filings, please make revisions to those registration statements accordingly.

  The Company notes the Staff's comment and will make appropriate revisions to the other registration statements.

2.
Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

  The Company notes the Staff's comment and will include all information that is not subject to Rule 430A in an amendment to the registration statement in advance of printing and circulating preliminary prospectuses.

3.
Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness. In this regard, we note that you intend to seek confidential treatment for portions of exhibit 10.9 but have not yet filed the request.

  The Company notes the Staff's comment and has included substantially all of the exhibits, including the exhibits with respect to which it is seeking confidential treatment, with this filing.

4.
Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

  The Company notes the Staff's comment and will provide copies of the artwork or other graphics in an amendment to the registration statement prior to printing and circulating preliminary prospectuses.

5.
Please revise to explain industry jargon, such as greenfield, brownfield and saccharification.

  The disclosure throughout the prospectus has been revised to explain industry jargon.

6.
If material, please update your document with any recent developments. For example, we note your news release dated April 24, 2006 on your website concerning your agreement with the Aurora Cooperative.

  The registration statement has been updated to reflect recent developments, such as the Company's results of operations for the quarter ended March 31, 2006 and its agreement with the Aurora Cooperative.

Prospectus Cover Page

7.
Disclose the name of the lead or managing underwriter(s) as required by Item 501(b)(8) of Regulation S-K.

  The cover page of the prospectus has been revised to include the names of the managing underwriters.

8.
Please tell us the purpose of the last sentence of the second paragraph concerning the market price for your shares after the offering. Alternatively, please delete this sentence.

  The sentence referred to by the Staff has been deleted.

Industry and Market Data, page i

9.
We note the statements that "Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information[.]" and "[you] believe that each of these studies and publications is reliable. .. and [you] do not make any representation as to the accuracy of such information." While you may state that you have not independently verified the data, you may not disclaim responsibility for the information you elect to include in your prospectus. Please revise.

  The statements referred to by the Staff have been deleted.

10.
Delete the statement that you "do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus" as it implies that you are not responsible for the information you disclose in your prospectus.

  The statement referred to by the Staff has been deleted.

11.
Provide us supplementally with copies of the third party reports and other data you refer to in the summary that support your statements about the historical growth for your industry. In addition, you should make revisions throughout the prospectus to clearly state whether the statements regarding the industry are attributable to the company or are based upon information from the third party reports.

  Copies of the third party reports and other data referred to in the summary have been forwarded to your attention. In addition, the disclosure throughout the prospectus has been revised to clearly state whether the statements regarding the industry are attributable to the company or are based upon information from third party reports.

Forward Looking Statements, page ii

12.
Please delete the reference to Section 27A of the Securities Act of 1933 and Section 2lE of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act safe harbor is not available for statements made by Aventine as it is not a reporting issuer.

  The references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 have been deleted.

Summary, page 1

13.
In your Summary and throughout the prospectus you refer to your company as being a "leading producer and marketer" and other similar comments. Please revise these disclosures to specify the measure upon which you base these statements.

  The disclosure throughout the prospectus has been revised to state that the Company is the leading producer and marketer based on gallons of ethanol produced and sold.

14.
We note that you hold a 78.4% interest in the Nebraska facility. Please briefly explain in your summary what you mean by that statement. For example, identify the other entity that owns the Nebraska facility and disclose the percentage of the revenues you receive and the percentage of the expenses that you incur in operating the facility. We note your disclosure on page 18.

  The disclosure in the summary has been revised in response to the Staff's comment.

Summary, page 1

15.
The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. Please revise accordingly.

  The disclosure in the summary has been revised in response to the Staff's comment.

Competitive Strengths, page 3

16.
Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and growth strategy in the summary, please balance it by briefly discussing the risks of implementing the strategy. In the alternative, consider deleting the discussion of your competitive strengths and growth strategy given that it is discussed in the business section of the prospectus. In addition, please disclose your indebtedness.

  The disclosure in the summary has been revised in response to the Staff's comment.

Summary, page 1
Business and Growth Strategy, page 5

17.
We note your disclosure that you have been providing funding for the research into cellulosic ethanol. In your amended filing, please disclose the amount that you have provided, if material.

  Aventine spent approximately $100,000 in 2004 and 2005 for research into cellulostic ethanol. The disclosure in the summary has been revised in response to the Staff's comment.

Summary, page 1
Metalmark Capital LLC, page 6

18.
Please clarify how Metalmark Capital LLC is related to your company. For example, state whether Metalmark is an affiliate of Morgan Stanley Investment Management Inc. and manages the MSCP funds or whether an affiliate of Metalmark manages the MSCP funds. If an affiliate of Metalmark manages the MSCP funds, thereby beneficially owning approximately 39.6% of your outstanding common stock, please revise your disclosure to state the name of such affiliate. Please revise similar disclosures throughout your prospectus. We note your disclosure in the first risk factor on page 18.

  The disclosures on pages 5, 17, 74, 80, 81 and F-14 have been revised in response to the Staff's comment.

The Offering, page 7

19.
Please delete the statement that the summary is provided "solely" for investors' convenience, as it may suggest to investors that they cannot rely on this disclosure in making their investment decisions.

  The statement has been deleted.

20.
Disclose the number of shares underlying outstanding options.

  The number of shares underlying outstanding options has been added on page 6.

Risk Factors, page 11
We operate in a competitive industry, page 11

21.
We note your discussion of your relationships with marketing alliance partners. You should consider including a risk factor disclosing the percentage of your revenues generated from your marketing alliance contracts as compared to the percentage of revenues generated from your ethanol production. Discuss the impact that a decline in your marketing alliance partnerships would have on your revenues.

  A risk factor has been added in response to the Staff's comment on page 17.

22.
In addition, please discuss in your section on Marketing Alliances on page 60 the material terms of your contracts with these partners and file any material contracts as exhibits to the registration statement.

  The disclosure on pages 64 and 65 has been revised in response to the Staff's comment. In addition, the Company's contracts with VeraSun which represents 230 million gallons of capacity have been filed as exhibits. None of the other marketing alliance contracts have been filed as exhibits to the registration statement since the Company does not believe that any of them are material.

Our level of indebtedness could adversely affect our ability to react to changes..., page 20

23.
Please disclose the amount of your annual debt service payment obligations. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

  The disclosure on pages 19, 48 and 83 has been revised in response to the Staff's comment.

Use of Proceeds, page 23

24.
We note that you intend to use the proceeds for "general corporate purposes." Please clarify these purposes by adding a brief narrative providing examples of those uses.

  The disclosure on page 23 has been revised in response to the Staff's comment.

Dilution, page 25

25.
We note that your dilution calculation excludes shares issuable upon the exercise of outstanding stock options; however, pursuant to Item 506 of Regulation S-K common shares which officers, directors, promoters or affiliated persons have the right to acquire should be included in the calculation. Please revise accordingly.

  The disclosure on page 26 has been revised in response to the Staff's comment.

Selected Historical Consolidated Financial Data, page 27

26.
We note you have not included the full five years of data in your selected historical consolidated financial data, specifically balance sheet data, per share data, and other financial data in accordance with Item 301 of Regulation S-K. Please include this information in your amended filing.

  The disclosure on page 27 has been revised in accordance with the disclosure requirements of Item 301 of Regulation S-K. Other items not required to be disclosed by Item 301 of Regulation S-K were unavailable and thus are not indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
Executive Overview, Revenues, page 29

27.
We note the disclosure that the general ledger system does not track or report the gallons of ethanol you sell. Given the materiality of your inventory balance at December 31, 2005 and the significant increase in this balance year over year, please tell us if a physical count was performed at December 31, 2005 and describe for us your procedures performed to verify the inventory quantity included in the $50,145 ethanol balance on page F-2l. In addition, please tell us the number of gallons in this amount.

  The Company's general ledger system does not track whether a specific dollar of revenue is attributable to a gallon of ethanol that the Company produces or a gallon of ethanol that it resells or markets on behalf of an alliance partner. The Company's general ledger system does, however, track the total number of gallons. In addition, a physical inventory is performed at each balance sheet date. The procedure the Company uses to verify inventory quantity is as follows: Aventine performs physical counts at each of its equity plants for each monthly reporting period for all inventory on hand. The third party terminals that store Aventine's ethanol inventory provide Aventine with monthly reports of activity that report the total gallons stored at that facility. The reports from the third party terminals are then reconciled to the accounting records by comparing gallons produced at the Company's equity plants or purchased from third parties and shipped to the terminal less shipments to customers from the terminal at the end of each monthly accounting period. Shipments in-transit to both terminals and directly to customers are included in inventory based upon specified shipment terms and upon shipping records and third party terminal activity reports. In-transit inventory sent directly to customers is removed from inventory either upon shipment to or off-loading by the customer depending on the terms of the specific customer contract. The Company inventoried a total of 31.3 million gallons of ethanol at December 31, 2005 of which 24.4 million gallons were related to terminals and 6.9 million gallons were in-transit in railcars.

28.
We note your discussion on page 31 regarding your marketing alliance agreement with VeraSun Energy Corporation and that VeraSun has notified the company that it has elected not to permit automatic renewal of the agreement. We also note the statement that you are in the process of negotiating a new arrangement with VeraSun. On March 31, 2006, VeraSun filed a registration statement on Form S-1 for an initial public offering of its common stock. VeraSun's registration statement discloses that it notified you that it will terminate its agreements with you on March 31, 2007 and that it intends to market and sell its ethanol directly to its end users. Please revise to clarify your relationship with VeraSun going forward and consider including risk factor disclosure discussing the impact of the termination of these agreements.

  The Company has revised the disclosure on pages 2, 31, 53 and 55, and added language in the Risk Factor section on page 17 in response to the Staff's comment.

Gross Margin, page 32

29.
Please expand your discussion of how natural gas and ethanol act as a partial natural hedge against each other.

  The disclosure on page 33 has been revised in response to the Staff's comment.

Liquidity and Capital Resources, page 42

30.
We note your net cash provided by operating activities decreased from $49,573 for the year ended December 31, 2004 to $28,827 for the year ended December 31, 2005. Please expand your liquidity and capital resources disclosure to explain the underlying reasons for this 42% decrease in your operating cash flow. Specifically, explain why your inventory balance increased 120% and your accounts receivable increased 43% from December 31, 2004 to December 31, 2005 in consideration that your sales increased 9% year over year. Given the materiality of these accounts to your liquidity and financial position, please disclose your inventory and accounts receivable turnover ratios for each period and explain any significant variances. Refer to section IV. Liquidity and Capital Resources of Release No. 33-8350: Interpretation—Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  The disclosure on page 46 has been revised in response to the Staff's comment.

Liquidity and Capital Resources, page 42
Revolving Credit Facility, page 43

31.
Disclose here, and in the "Description of Certain Indebtedness" section, the interest rate on the revolving credit facility as of the most recent date practicable. We note the disclosure in note 13 to your financial statements.

  At December 31, 2005 the company had $1.5 million outstanding on the revolver, which bore an interest rate of 7.3% per annum. Although the company paid off all balances on the revolver as of March 31, 2006, if the company had incurred any outstanding debt on the revolver at March 31, 2006, the debt would have borne an interest rate of 7.8% per annum. Both of these interest rates reflected U.S. bank's prime rate as of their respective dates.

        The disclosure on pages 48 and 83 has been revised in response to the Staff's comment.

Liquidity and Capital Resources, page 42
Senior Secured Notes, page 43

32.
Disclose the interest rate of the notes and the approximate amount of quarterly interest payments.

  The disclosure on pages 19, 37, 48, 83 and F-41 has been revised in response to the Staff's comment.

Business, page 47
Industry Overview, page 5l

33.
We note the paragraph discussing ethanol as an octane enhancer. A number of the sentences in this paragraph are repetitive, and therefore, confusing. Please revise.

  The disclosure on page 56 has been revised in response to the Staff's comment.

Management, page 65
Board Committees, page 67

34.
We note that you plan to establish several board committees prior to the closing of this offering. To the extent that these committees are established prior to the registration statement becoming effective, please update this section accordingly.

  The disclosure on pages 72 and 73 has been revised in response to the Staff's comment. The Company will make further revisions to the registration statement to the extent that additional committees are established prior to the registration statement becoming effective.

Executive Compensation, page 70

35.
We note your disclosure in footnote 1 to the Summary Compensation Table. Please explain to us why Mr. Brennan and Mr. Sabherwal were not included in the table. It appears that these individuals served as named executive officers as of the end of the last completed fiscal year.

  The summary compensation table appearing on page 75 has been revised to include Mr. Brennan. Although Mr. Sabherwal was a named executive officer as of the end of the last completed fiscal year, he did not begin serving in that position until November 14, 2005. Based on the instruction not to annualize compensation of incoming and departing executives in paragraph no. J.6 of the Staff's Manual of Publicly Available Telephone Interpretations, Mr. Sabherwal was not one of the four other most highly compensated officers, as measured by base salary and annual bonus during 2005. Accordingly, Mr. Sabherwal has not been added to the table.

Executive Compensation, page 70
Aggregated Option and SAR Exercises in Last Fiscal Year, page 72
Cancellation of Awards, page 73

36.
Revise to state whether this initial public offering constitutes a public offering which will terminate the right of the compensation committee to cancel an award granted under the stock plan in consideration of a cash payment.

  This initial public offering constitutes a public offering under the Company's 2003 Stock Option plan. As such, the right of the compensation committee to cancel an award under the stock plan in consideration of a cash payment will terminate. The disclosure on page 78 has been revised to reflect this.

Principal and Selling Stockholders, page 74

37.
With respect to the ownership tables on pages 74 and 75, please provide the following information:

•
Please revise your disclosures to identify the person or persons who have voting or investment control over the company's securities owned by each non-reporting beneficial owner. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

  •
  Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. We may have further comments upon review of your response.

  •
  Investment and voting decisions with respect to the shares owned by the selling shareholder, Aventine Holdings LLC, are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. Certain matters may require the approval of an advisory committee. As such, the names of individuals associated with Aventine Holdings LLC are not provided.

  •
  None of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer. Aventine Holdings LLC is not affiliated with a registered broker-dealer. Under a subadvisory agreement among the general partner of the Morgan Stanley Capital Partner funds, Metalmark Subadvisor LLC and Metalmark Capital LLC, an independent registered investment advisor, Metalmark has investment management authority (including the right to vote and the right to dispose) with respect to the interests held in Aventine Holdings LLC by the Morgan Stanley Capital Partner funds. Conversely, the Morgan Stanley general partner does not have investment management authority of Aventine Holdings LLC through the Morgan Stanley Capital Partner funds. This subadvisory agreement has a term of September 30, 2010, subject to extension under certain circumstances. As a result of this delegation of investment management authority by the Morgan Stanley general partner to Metalmark Capital, Aventine Holdings LLC is not affiliated with a registered broker dealer, including Morgan Stanley & Co. Incorporated.

38.
Please describe, in reasonable detail, how the selling shareholders obtained the shares registered for resale.

  Certain Morgan Stanley Capital Partner funds are the selling shareholders. In May 2003, these funds purchased 100% of the membership interests of Aventine's business. The Morgan Stanley Capital Partner funds, through their ownership of Aventine's parent company, Aventine Holdings LLC, continued to beneficially own close to 100% of the Company's outstanding capital stock until the private placement of the Company's shares in December 2005. All of the net proceeds of the private placement were used to repurchase an equal number of shares of common stock from existing stockholders. Following that repurchase, the Morgan Stanley Capital Partner funds now beneficially own 39.6% of the Company's outstanding capital stock.

Certain Relationships and Related Party Transactions, page 76

39.
Please state whether you believe each transaction discussed in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

  The disclosure on pages 81 and 82 has been revised in response to the Staff's comment.

Description of Certain Indebtedness, page 78
Senior Secured Floating Rate Notes, page 78

40.
Please revise to disclose the material terms of the Security and Escrow Agreement, including identifying the escrow agent.

  The disclosure on page 84 has been revised in response to the Staff's comment.

Shares Eligible for Future Sale, page 79

41.
Revise this section to reflect the fact that a Form S-1 was filed to register the resale of the shares issued in the December 2005 private placement.

  The disclosure on page 85 has been revised in response to the Staff's comment.

Registration Rights, page 80

42.
Delete the statement that the description of the registration rights agreement is "qualified in its entirety by reference" to the agreement. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Make similar revisions elsewhere in the document as necessary, including pages 82 in the first paragraph of "Description of Capital Stock," and page 87 in the last paragraph of "Stockholder Rights Plan".

  The statements referenced by the Staff have been deleted.

43.
In addition, we note your statement that your description "is not complete." This statement suggests that you may not have outlined the material provisions of this agreement. Please revise accordingly. Please make corresponding changes where you use similar qualifiers on pages 7, 82, and 87.

  The statements referenced by the Staff have been deleted.

Description of Capital Stock, page 82
Stockholder Rights Plan, page 85

44.
Based upon your disclosure, it appears that for each share of common stock issued in this initial public offering, an accompanying preferred share purchase right will be issued as well. Please confirm our understanding. In addition, you should register these rights as separate securities.

  Each share of common stock issued in the offering will be accompanied by a preferred share purchase right. The cover page of the registration statement has been revised to reflect registration of these rights.

Underwriting, page 91
Lock-up Agreements, page 93

45.
We note that you have agreed not to file a registration statement for common stock without prior written consent of the underwriters during 180 days from the date of this prospectus. Revise to disclose whether the filing of the Form S-l pertaining to the resale of shares by the selling shareholders violates the lock-up agreement or whether you obtained written consent with respect to filing the resale registration statement.

  The disclosure on page 99 has been revised in response to the Staff's comment.

IPO Pricing, page 93

46.
We note your disclosure in the paragraph that precedes the bullet points "among the factors to be considered.. .," and the last bullet point of this section on page 93, "other factors deemed relevant." Please revise your disclosure to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

  The disclosure on page 99 has been revised in response to the Staff's comment.

Legal Matters, page 94

47.
Revise this section to state the "certain" legal matters upon which each law firm will opine.

  The disclosure on page 102 has been revised in response to the Staff's comment.

Consolidated Financial Statements
5. Income Taxes, page F-l5

48.
We note that your deferred tax liability exceeds your deferred tax asset by $943 at December 31, 2005. So, it appears that your deferred tax asset of $7,945 may be recoverable based on the $8,888 deferred tax liability. In light of the above and in consideration that you have had positive income in the past two years and the period from May 31 to December 31, 2003, please expand in detail your income tax critical accounting policy to explain how you determined that your valuation allowance of $5,703 is appropriate. Refer to paragraph 21 of SFAS No. 109. In addition, disclose in the filing the potential limitations that you believe will cause these deferred tax assets not be realized due to Section 382 of the Internal Revenue Code

  The disclosure on pages 33 and 34 has been revised in response to the Staff's comment.

10. Stock-Based Compensation, page F-22

49.
We note on page 6, that on December 30, 2005, you completed a private offering of 21,179,025 shares of your common stock for $13.00 per share. We also note on page F-23 that you granted 1,269 stock options at a weighted average exercise price of $3.80 during 2005. Please provide to us your calculations supporting the compensation cost of $1,931 for the year ended December 31, 2005. If these calculations assume a market price that differs materially from $13/share, then please explain how the market price assumption was determined.

  The Company issued stock options at a weighted-average strike price of $3.80 per share in 2005 and recorded $1.931 million of stock-based compensation expense in 2005. For purposes of calculating stock-based compensation expense in 2005, the Company used a share price of $15 for all options granted on December 31, 2004 and forward. This share price was based upon the market value of the Company's common stock based on valuation discussions with the 2005 private placement agent. On the first day of portal trading, the stock traded at $15 per share, which is the value the Company used. The table attached as Annex I supports the calculation of $1.931 million of stock-based compensation expense.

19. Guarantor/Non-guarantor Combining Financial Statements (Unaudited), page F-29

50.
We note that you have presented the unaudited Guarantor/Non-guarantor Combining Financial Statements. However, it appears that these financial statements should be audited for the same periods that the parent company financial statements are required to be audited. Refer to Rule 3-10(i)(2) of Regulation S-X. Please revise or clarify for us the basis for your presentation.

  The disclosure on pages F-30, F-31, F-32, F-33 and F-34 has been revised in response to the Staff's comment.

51.
If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

  The disclosure on pages F-7, F-25, F-29, F-40 and F-45 has been revised in response to the Staff's comment.

52.
We note that your total stockholders' equity (deficit) in the Issuer and Consolidated columns at December 31, 2005 on page F-30 are not equal as they should be considering that the issuer column presents investments in all subsidiaries under the equity method. Please revise accordingly. Refer to Rule 3-10(i)(3) of Regulation S-X.

  The disclosure on page F-30 has been revised in response to the Staff's comment.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

53.
Revise to disclose the exemption relied upon and the facts to support the exemption for each issuance of securities. See Item 701(d) of Regulation S-K.

  The disclosure on II-2 has been revised in response to the Staff's comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

54.
We note that the consent contained at Exhibit 23.1 does not include the signature of your independent registered public accounting firm. In your amended filing, include an updated consent that includes the firm's signature.

  We have included an updated consent that includes the firm's signature.

*                *                *

        If you have any questions regarding Amendment No. 1 or the responses herein provided, please call the undersigned at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr. Richard D. Truesdell, Jr.

cc:
Ronald Miller, Aventine Renewable Energy Holdings, Inc.
Julien R. Smythe, Akin Gump Strauss Hauer & Feld LLP
Ryan Rohn, Securities and Exchange Commission
Tamara Brightwell, Securities and Exchange Commission

Annex 1

Row	Grant Date	Number Options	Option Period Months	Black Scholes Option Value	Total Option Value	Amortize Monthly	Total 2005
1	6/17/2003	2,160	60	238	514,080	8,568	102,816
2	3/10/2004	86	60	238	20,468	341	4,094
3	12/31/2004	323	60	10,405	3,360,825	56,014	672,165
4	12/31/2004	52	36	10,243	532,625	14,795	177,542
5	6/30/2005	52	30	10,079	524,096	17,470	104,819
6	8/19/2005	538	60	10,088	5,427,328	90,455	361,822
7	10/31/2005	448	60	9,170	4,108,160	68,469	136,939
8	10/31/2005	134.5	14	8,681	1,167,605	83,400	166,801
9	10/31/2005	134.5	26	8,819	1,186,180	45,622	91,245
10	10/31/2005	134.5	38	8,952	1,203,982	31,684	63,367
11	10/31/2005	134.5	50	9,078	1,221,042	24,421	48,842

12	Total	4,197			19,266,391		1,930,450